Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the references to our firm under the captions “Selected Consolidated Financial Data of ICE” and “Experts”, and to the use of our report dated March 3, 2006, in Amendment No. 1 to the Registration Statement (Form S-4 No. 333-138312) and related prospectus/proxy statement of IntercontinentalExchange, Inc. for the registration of shares of its common stock.

Our audits also included the financial statement schedule of IntercontinentalExchange, Inc. listed in Item 21(b). This schedule is the responsibility of the Company’s management. Our responsibility is to express an opinion based on our audits. In our opinion, the financial statement schedule referred to above, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

/s/ Ernst & Young LLP

Atlanta, Georgia

November 14, 2006